SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        Headway Corporate Resources, Inc.
           ----------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                    422101105
           ----------------------------------------------------------
                                 (CUSIP Number)

                             Stephen R. Nelson, Esq.
                         Moore Capital Management, Inc.
                           1251 Avenue of the Americas
                               New York, New York
                                      10020
                                 (212) 782-7102
                  (Name, Address and Telephone Number of Person
           ----------------------------------------------------------
                Authorized to Receive Notices and Communications)

                                 April 19, 1998
           ----------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

SCHEDULE 13D

CUSIP No. 422101105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Moore Capital Management, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         Not Applicable                     a[ ]
                                            b[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
               OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               Connecticut

                         7.       SOLE VOTING POWER
                                       None

                         8.       SHARED VOTING POWER
NUMBER OF
   SHARES                              683,333
BENEFICIALLY
  OWNED BY               9.       SOLE DISPOSITIVE POWER
     EACH
  REPORTING                            None
    PERSON
     WITH                10.      SHARED DISPOSITIVE POWER

                                       683,333

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        683,333

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                       [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.0%

14.     TYPE OF REPORTING PERSON*
        CO, IA

SCHEDULE 13D

CUSIP No. 422101105

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Louis M. Bacon

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        Not Applicable                      a[ ]
                                            b[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
               OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.

                             7.      SOLE VOTING POWER

                                          None

                             8.      SHARED VOTING POWER
NUMBER OF
 SHARES                                   833,333
BENEFICIALLY
 OWNED BY                    9.      SOLE DISPOSITIVE POWER
  EACH
REPORTING                                 None
 PERSON
  WITH
                             10.     SHARED DISPOSITIVE POWER

                                          833,333

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        833,333

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                       [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.4%

14.     TYPE OF REPORTING PERSON*
        IN, IA

SCHEDULE 13D

CUSIP No. 422101105

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Moore Global Investments, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        Not Applicable                      a[ ]
                                            b[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
              WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
              Bahamas

                             7.      SOLE VOTING POWER

                                          None

                             8.      SHARED VOTING POWER
NUMBER OF
 SHARES                                   683,333
BENEFICIALLY
  OWNED BY                   9.     SOLE DISPOSITIVE POWER
     EACH
  REPORTING                               None
    PERSON
     WITH                    10.    SHARED DISPOSITIVE POWER

                                          683,333

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        683,333

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                     [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.0%

14.     TYPE OF REPORTING PERSON*
        CO

Item 1. Security and Issuer

               This statement on Schedule 13D (the "Statement") relates to the common stock, par value $.0001 per share (the "Common Shares"), of Headway Corporate Resources, Inc., a Delaware corporation (the "Company"). The registered office of the Company is located at 850 Third Avenue, 11th Floor, New York, NY 10022.

Item 2. Identity and Background

               The Statement is being filed by (1) Moore Capital Management, Inc., a Connecticut corporation ("MCM"), (2) Louis M. Bacon ("Mr. Bacon"), a United States citizen, in his capacity as (a) Chairman and Chief Executive Officer, director and controlling shareholder of MCM and (b) Chairman and Chief Executive Officer, director and majority interest holder in Moore Capital Advisors, LLC ("MCA"), and (3) Moore Global Investments, Ltd., a Bahamian corporation ("MGI"). MCM, Mr. Bacon and MGI are sometimes collectively referred to herein as the "Reporting Persons".

               MCM, a registered commodity trading advisor and member of the National Futures Association, serves as discretionary investment manager to MGI, a non-U.S. investment company, and other investment funds. MCA, a registered commodity trading advisor and commodity pool operator, serves as general partner and discretionary investment manager to a U.S. partnership, Remington Investment Strategies, L.P. ("RIS"). The principal occupation of Mr. Bacon is the direction of the investment activities of MCM and MCA, carried out in his capacity of Chairman and Chief Executive Officer of such entities. In this capacity, Mr. Bacon may be deemed to be the beneficial owner of the Common Shares which would be acquired for the account of MGI and RIS, upon the conversion of shares of Series F Convertible Preferred Stock, par value $.0001 per share (the "Series F Preferred Shares"), of the Company held by MGI and RIS. The principal offices of MCM are located at 1251 Avenue of the Americas, New York, New York 10020, which is also the business address of Mr. Bacon. The principal offices of MGI are located at c/o Citco Fund Services (Bahamas) Ltd., The Bahamas Financial Centre, P.O. Box CB-13136, Nassau, Bahamas. Schedule I lists the name, business address, citizenship, position and present principal occupation of the directors and executive officers of each of MCM and MGI.

               During the last five years, none of the Reporting Persons or, to their knowledge, any of the persons listed on Schedule I has been: (a) convicted in a criminal proceeding, or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amounts of Funds or Other Consideration

               MGI and RIS expended an aggregate of approximately $5,000,000 of working capital to purchase the 250 Series F Preferred Shares held by them. Each Series F Preferred Share will be convertible into 3,333.33 Common Shares, subject to certain adjustments, anytime after the third month after such shares' original issue date of March 19, 1998. MGI and RIS may effect purchases of securities through margin accounts maintained for them with brokers who extend margin credit to MGI and RIS as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and such firms' credit policies. The Common Shares that may be held in these margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction

               The acquisition of the Series F Preferred Shares for the account of MGI and RIS was made in a private offering for investment purposes. While no further purchases of Series F Preferred Shares are contemplated, each of MCM and Mr. Bacon may direct further purchases of Common Shares.

               None of the Reporting Persons nor, to the best of their knowledge, the persons listed in Schedule I have any present plans or proposals that relate to or would result in any of the actions required to be described in
Item 4 of Schedule 13D. MCM or Mr. Bacon may, at any time, review or reconsider its or his position with respect to the Company and, to the extent advisable in light of market conditions, trading policies or other considerations, formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

               (a)-(b)   On the date of this Statement:

               (i) Mr. Bacon is deemed to have beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 833,333 Common Shares issuable upon conversion of 250 Series F Preferred Shares by virtue of his control of MCM and MCA. Such shares represent 8.4% of the issued and outstanding Common Shares. Also by virtue of his control of MCM and MCA, Mr. Bacon is deemed to share voting power and dispositive power over the Common Shares issuable upon conversion of the Series F Preferred Shares held by MGI and RIS.

               (ii) MCM is deemed to have Beneficial Ownership of 683,333 Common Shares issuable upon conversion of 205 Series F Preferred Shares by virtue of its position as discretionary investment manager of MGI. Such shares represent 7.0% of the issued and outstanding Common Shares. MCM is vested with the power to direct disposition of the Common Shares issuable upon conversion of the Series F Preferred Shares held by MGI and shares with MGI and Mr. Bacon voting power over such Common Shares.

               (iii) MGI has Beneficial Ownership of 683,333 Common Shares issuable upon conversion of 205 Series F Preferred Shares held by it. Such shares represent 7.0% of the issued and outstanding Common Shares. MGI currently would not exercise dispositive power over such Common Shares but could obtain such power within 60 days if MGI exercised its right to terminate its trading advisory agreement with MCM.

               The percentages used herein are calculated based upon the 9,098,594 Common Shares represented by the Company in the Securities Purchase Agreement (as defined below) to be issued and outstanding as of March 19, 1998.

               To the best knowledge of the Reporting Persons, none of the persons named in Schedule I, other than Mr. Bacon, has or is deemed to have Beneficial Ownership of Common Shares.

               (c) As of March 19, 1998, MGI and RIS purchased from the Company 205 and 45 Series F Preferred Shares, respectively, at a price per share of $20,000. Such purchases were the only transactions effected by the Reporting Persons with respect to Common Shares within the past 60 days.

               (d) The shareholders of MGI and the partners of RIS have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Common Shares acquired for the account of MGI and RIS, respectively.

               (e) Not applicable.

Item 6.        Contracts, Arrangements, Understandings, or
               Relationships with Respect to Securities of the Issuer.

               In connection with the acquisition of the Series F Preferred Shares held by them, MGI and RIS entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") and a Registration Rights Agreement (the "Registration Rights Agreement"), each dated as of March 19, 1998, with the Company and certain other persons, which agreements are filed as Exhibit D and Exhibit E hereto, respectively, and are incorporated herein by reference. The Securities Purchase Agreement sets forth the terms and conditions upon which the Series F Preferred Shares and certain subordinated notes of the Company were issued, including restrictions on transfer of Series F Preferred Shares. In addition, MGI and RIS and their affiliates are entitled to non-voting observer rights on the Board of Directors of the Company so long as such persons do not beneficially own less than 25% of the Common Shares that would be issuable to such persons upon the conversion of the Series F Preferred Shares acquired as of March 19, 1998 (assuming a $6.00 per share conversion price, subject to adjustment). The Registration Rights Agreement provides holders of Series F Preferred Shares with respect to such shares certain demand and "piggyback" registration rights, subject to the conditions and indemnifications set forth therein. The foregoing description of the terms of the Securities Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the specific provisions of each such agreement, which are filed as Exhibit D and Exhibit E hereto.

               From time to time each of the Reporting Persons, may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable law, each Reporting Person may borrow the Common Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as set forth herein, the Reporting Persons and RIS do not have any contracts, arrangements, understandings or relationships with respect to any Common Shares.

Item 7. Material to be Filed as Exhibits

               Exhibit A: Power of Attorney dated November 28, 1997, granted by Louis M. Bacon in favor of M. Elaine Crocker, Kevin F. Shannon and Stephen R. Nelson.

               Exhibit B: Power of Attorney dated December 1, 1997, granted on behalf of Moore Global Investments, Ltd. in favor of M. Elaine Crocker, Kevin F. Shannon and Stephen R. Nelson.

               Exhibit C:  Joint Filing Agreement among the Reporting Persons.

               Exhibit D: Securities Purchase Agreement, dated as of March 19, 1998, among the Company, MGI, RIS and certain other persons.

               Exhibit E: Registration Rights Agreement, dated as of March 19, 1998, among due Company, MGI, RIS and certain other persons.

Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 24, 1998


                                    MOORE CAPITAL MANAGEMENT, INC.


                                    By:/s/ Stephen R. Nelson
                                       ----------------------------
                                    Name:   Stephen R. Nelson
                                    Title:  Vice President

Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 24, 1998


                                    LOUIS M. BACON


                                    By:/s/ Stephen R. Nelson
                                       ----------------------------
                                    Name:   Stephen R. Nelson
                                    Title:  Vice President

Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 24, 1998


                                    MOORE GLOBAL INVESTMENTS, LTD.


                                    By:/s/ Stephen R. Nelson
                                       ----------------------------
                                    Name:   Stephen R. Nelson
                                    Title:  Vice President

Schedule I
----------

(a) Set forth below is the name, position with Moore Capital Management, Inc. ("MCM") and present principal occupation of the directors and executive officers of MCM. The business address of each such person is 1251 Avenue of the Americas, New York, New York 10020. Each such person is a United States citizen.

Name and Position with MCM                  Present Principal Occupation
--------------------------                  ----------------------------

Louis M. Bacon, Director,                   Chief Executive Officer of
Chairman & Chief Executive                  MCM and affiliates
Officer

M. Elaine Crocker, Director                 President of MCM and
& President                                 affiliates

Stanley Shopkorn, Director                  Managing Director of Equities
                                            Trading for MCM and affiliates

Chris Pia, Director                         Managing Director of Foreign
                                            Exchange, Futures and Fixed
                                            Income Execution for MCM and
                                            affiliates

Richard Axilrod, Director                   Director of Fixed Income
                                            Trading for MCM and affiliates

Kevin F. Shannon, Director,                 Chief Financial Officer of MCM
CFO and Treasurer                           and affiliates

Stephen R. Nelson, Director,                General Counsel of MCM and General
Counsel, Vice President                     affiliates
and Secretary

(b) Set forth below is the name, position with Moore Global Investments Ltd. ("MGI"), business address, citizenship or place of organization and present principal occupation or business of the directors of MGI.

Name, Business Address and
Citizenship or Place of                     Position          Present Principal
Organization                                with MGI          Occupation

Anthony Stocks                              Director          Director of the
Citco Fund Services (Curacao) N.V.                            International Fund
Kaya Flamboyan 9                                              Services division
P.O. Box 812                                                  of Citco Group
Willemstad, Curacao                                           Ltd.
Netherlands Antilles
        Citizen:  United Kingdom

Charles Hansard                             Director          Managing Director
BBV Latinvest Securities Limited                              of Kingsfort
1 Angel Court                                                 Limited
London
England EC2R 7HJ
        Citizenship:  Irish

Michael J.D. Dee                            Director          Chairman of
Europlan Financial Services Limited                           Europlan
Lister House                                                  Continuation
35 The Parade, St. Helier                                     Limited
Jersey, JEZ 3QQ Channel Islands
        Citizenship:  British

Robert Voges                                Director          Executive Director
Curacao International Trust Company N.V.                      and Vice President
De Ruyterkade 62                                              of Citco Group
P.O. Box 812                                                  Limited
Willemstad, Curacao
Netherlands, Antilles
        Citizen:  Curacao

*Inter Caribbean Services (Bahamas) Ltd.    Director          Member of Citco
The Bahamas Financial Centre                                  Group Ltd.
P.O. Box CB-13136                                             providing director
Nassau, Bahamas                                               services to
        Organized:  Bahamas                                   clients to Citco

                                  EXHIBIT INDEX
                                  -------------

Exhibit        Description
-------        -----------

Exhibit A:     Power of Attorney dated November 28, 1997, granted by Louis M.
               Bacon in favor of M. Elaine Crocker, Kevin F. Shannon and Stephen
               R. Nelson

Exhibit B:     Power of Attorney dated December 1, 1997, granted on behalf of
               Moore Global Investments, Ltd. in favor of M. Elaine Crocker,
               Kevin F. Shannon and Stephen R. Nelson.

Exhibit C:     Joint Filing Agreement among the Reporting Persons.

Exhibit D:     Securities Purchase Agreement, dated as of March 19, 1998, among the Company, MGI, RIS and certain other persons.

Exhibit E:     Registration Rights Agreement, dated as of March
               19, 1998, among due Company, MGI, RIS and certain other persons.